SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL TO BE SUBMITTED TO THE EXTRAORDINARY
SHAREHOLDERS’ MEETING OF AUGUST 12, 2009

Shareholders of
Companhia Siderúrgica Nacional

       The Management of Companhia Siderúrgica Nacional hereby presents to Shareholders the following proposals:

1.	Change of the Company’s headquarters address to the city of São Paulo.

2.	Cancellation of 8,539,828 shares currently held in treasury.

3.	Amendment to articles 3 and 5 of the Company’s By-laws in order to reflect the change of address and the cancellation of shares, as follows:

CURRENT WORDING	PROPOSED WORDING
Art. 3 - The Company’s headquarters and forum are in the city and judicial district of Rio de Janeiro, State of Rio de Janeiro.	Art. 3 - The Company’s headquarters and forum are in the city and judicial district of São Paulo, state of São Paulo.
Art. 5 - The Company’s capital stock, totally subscribed and paid in, amounts toR$1,680,947,363.71 (one billion, six hundred eighty million, nine hundred forty-seven thousand, three hundred and sixty-three reais and seventy-one centavos), divided into793,403,838 (seven hundred ninety threemillion, four hundred three thousand, eight hundred thirty eight) registered common shares with no par value.

Art. 5 – The Company’s capital stock, totally subscribed and paid in, amounts to R$1,680,947,363.71 (one billion, six hundred eighty million, nine hundred and forty-seven thousand, three hundred sixty-three reais and seventy-one centavos), divided into784,864,010 (seven hundred eighty-four million, eight hundred sixty-four thousand and ten) registered common shares with no par value.

BENJAMIN STEINBRUCH
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.